UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )(1)

International Microcomputer Software, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

459862 30 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459862 30 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Capital Ventures International

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,406,500

	6.	Shared Voting Power 2,406,500*

	7.	Sole Dispositive Power 2,406,500

	8.	Shared Dispositive Power 2,406,500*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,406,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%**

12.	Type of Reporting Person* (See Instructions) CO

*              Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

**           Based on 23,244,668 outstanding shares of the issuer’s common stock reported on the issuer’s quarterly report on Form 10QSB for the quarter ended September, 30, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Heights Capital Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,406,500*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,406,500*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,406,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%**

12.	Type of Reporting Person* (See Instructions) CO

*              Heights Capital Management, Inc. is the investment advisor to Capital Ventures International and, as such, may exercise voting and dispositive power over these shares.

**           Based on 23,244,668 outstanding shares of the issuer’s common stock reported on the issuer’s quarterly report on Form 10QSB for the quarter ended September, 30, 2003.

Item 1.
	(a)	Name of Issuer International Microcomputer Software, Inc. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 75 Rowland Way, Novato, California 94945

Item 2.
	(a)	Name of Person Filing (1) Capital Ventures International (a “Reporting Person”) (2) Heights Capital Management, Inc. (a “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence (1) One Capitol Place, P.O. Box 1787 GT, Grand Cayman Islands, B.W.I. (2) 425 California Street, San Francisco, California 94104

	(c)	Citizenship (1) Cayman Islands (2) Delaware

	(d)	Title of Class of Securities Common Stock, no par value per share, of the Company (“Common Stock”)

	(e)	CUSIP Number 459862 30 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(1)	Capital Ventures International
	(a)	Amount beneficially owned: 2,406,500
	(b)	Percent of class: 10.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,406,500
(ii) Shared power to vote or to direct the vote 2,406,500
(iii) Sole power to dispose or to direct the disposition of 2,406,500
(iv) Shared power to dispose or to direct the disposition of 2,406,500
	(2)	Heights Capital Management, Inc.
	(a)	Amount beneficially owned: 2,406,500
	(b)	Percent of class: 10.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 2,406,500
(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 2,406,500

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2004

Capital Ventures International

By: Heights Capital Management, Inc., pursuant to a Limited Power of Attorney, a copy of which was filed as Exhibit A to the original Schedule 13G and which is hereby incorporated by reference.

By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel and Secretary

Heights Capital Management, Inc.

By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A	Joint Filing Agreement, dated November 5, 2003, pursuant to Rule 13d-1(k) between Capital Ventures International and Heights Capital Management, Inc.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of International Microcomputer Software, Inc., dated November 5, 2003, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 5, 2003	Capital Ventures International

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney, a copy of which is filed as Exhibit A to the Schedule 13G

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel and Secretary

Date: November 5, 2003	Heights Capital Management, Inc.

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel and Secretary